

Mail Stop 3561

June 8, 2016

Robert E. Verbeck
Senior Vice President, Finance and Corporate Controller
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606

      Re: **The Boeing Company**
                  Form 10-K for Fiscal Year Ended December 31, 2015
                  Filed February 10, 2016
                  File No. 001-00442

Dear Mr. Verbeck:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Lyn Shenk

                                   Lyn Shenk
                                   Branch Chief
                                   Office of Transportation and Leisure